Filed Pursuant To
Rule 424 (b) (3)
Registration No: 333-157087

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 3 DATED JANUARY 5, 2010

TO THE PROSPECTUS DATED AUGUST 6, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 6, 2009, as supplemented by Supplement No. 1 dated August 12, 2009 and Supplement No. 2 dated November 20, 2009, relating to our offering of up to $2,200,000,000 of shares of our common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•	the issuance and sale of additional shares of Series B preferred stock; and

•	a revision to the “Risk Factors – Risks Related to Our Corporate Structure” section of the prospectus.

Status of Our Initial Public Offering

On August 11, 2006, we commenced our initial public offering of up to 85.0 million shares of common stock, of which 10.0 million shares were reserved for issuance through our distribution reinvestment plan. Our initial public offering ended on August 11, 2009. We raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares in our initial public offering.

On August 12, 2009, we commenced a follow-on public offering of 220.9 million shares of common stock, of which 20.9 million shares of common stock are being offered under our distribution reinvestment plan. As of December 30, 2009, we had raised gross offering proceeds of approximately $19.7 million from the sale of approximately 2.0 million shares of common stock under our follow-on offering. As of December 30, 2009, approximately 198.0 million shares remained available for sale to the public in our follow-on offering, exclusive of shares available under our distribution reinvestment plan. Unless extended, our follow-on offering is expected to terminate on August 6, 2011.

As of December 30, 2009, we had received aggregate gross offering proceeds of approximately $193.6 million from the sale of approximately 19.4 million shares in our public offerings. After incurring approximately $16.3 million in selling commissions and dealer-manager fees, approximately $2.3 million in other organization and offering expenses, and funding common stock redemptions of approximately $0.6 million pursuant to the share redemption program, as of December 30, 2009, we had raised aggregate net offering proceeds available for investment in properties of approximately $174.4 million, substantially all of which had been invested in timberland properties.

Issuance and Sale of Series B Preferred Stock

The “Description of Shares – Preferred Stock” section of the prospectus is hereby supplemented to disclose that we have issued an additional 800 shares of our preferred stock previously classified as “Series B Preferred Stock,” which we refer to as the Series B preferred stock, 10,700 of which have been previously issued to Wells REF.

At a meeting held on December 15, 2009, our board of directors unanimously approved the issuance and sale of 800 shares of Preferred Stock to Wells REF for the purchase price of $1,000 per share. On December 31, 2009, we issued 800 shares of Series B Preferred Stock to Wells REF for the purchase price of $1,000 per share. Previously at a meeting held on August 28, 2008, our board of directors unanimously approved the designation, issuance and sale of up to 15,000 shares of Series B preferred stock to Wells REF for the purchase price of $1,000 per share. On August 29, 2008, we issued 10,700 shares of Series B preferred stock to Wells REF for a total purchase price of $10.7 million. Dividends will accrue on the Series B preferred stock daily at a rate of 8.5% per year, subject to adjustments in the event of a stock dividend, split, combination or other similar recapitalization with respect to the Series B preferred stock. If declared by us and authorized by our board of directors, accruing dividends on the Series B preferred stock are payable on September 30, 2010 and on September 30 of each year thereafter. The Series B preferred stock is not convertible into shares of our common stock. If we are liquidated or dissolved, the holders of the Series B preferred stock are entitled to receive the issue price of $1,000 per share plus any accrued and unpaid dividends, whether or not declared, before any payment may be made to the holders of our common stock or any other class or series of our capital stock ranking junior on liquidation to the Series B preferred stock. The Series B Preferred Stock ranks on parity with our Series A Preferred Stock with respect to dividends and payments upon a dissolution of our company. Our charter does not require us to obtain the consent of the holders of the preferred stock for any corporate action, and the holders of the preferred stock do not have any voting rights or powers except with respect to (1) the creation of any class of capital stock senior to the Series B preferred stock, (2) an increase in the number of authorized shares of Series B preferred stock and (3) any amendment of the rights, preferences or privileges relating to the Series B preferred stock.

The shares of Series B preferred stock were sold to Wells REF without registration under the Securities Act of 1933, as amended, in reliance on the exemption from such registration requirements provided by such act for transactions not involving any public offering. As a result, the shares of Series B preferred stock are subject to restrictions on resale.

Risk Factors – Risks Related to Our Corporate Structure

The risk factor entitled “Our designation and issuance of preferred stock may limit proceeds payable to the holders of common stock in the event we are liquidated or dissolved prior to the redemption of the preferred stock” located in the “Risk Factors – Risks Related to Our Corporate Structure” section of the prospectus is hereby revised to read as follows:

Our designation and issuance of preferred stock may limit proceeds payable to the holders of common stock in the event we are liquidated or dissolved prior to the redemption of the preferred stock.

We have issued, without stockholder approval, 32,128 shares of Series A preferred stock and 11,500 shares of Series B preferred stock. If we are liquidated or dissolved, the holders of the Series A and Series B preferred stock are each entitled to receive the issue price of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, before any payment may be made to the holders of our common stock. As a result, the amount of funds holders of our common stock would otherwise receive upon a liquidation or dissolution would be reduced in the event the Series A or Series B preferred shares had not been redeemed prior to such an event.

SUPPLEMENTAL INFORMATION — The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated August 6, 2009 and Supplement No. 1 dated August 12, 2009, Supplement No. 2 dated November 20, 2009 and this Supplement No. 3 dated January 5, 2010.

Supplement No. 1 includes:

•	the status of our public offerings;

•	increased suitability standards for investors in the State of Tennessee;

•	clarifications to certain risk factors;

•	clarifications to the disclosure in the section of the prospectus entitled “Business and Policies – Investment Objectives;” and

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed with the Securities and Exchange Commission on August 7, 2009.

Supplement No. 2 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	revised suitability standards for investors in the States of Alabama and Arkansas;

•	a revision to a risk factor on the front cover of the prospectus;

•	a revision to the “Plan of Distribution – Subscription Procedures” disclosure regarding the automatic investment plan for Ohio investors;

•	a revision to the “Management – Legal Proceedings” disclosure regarding the Piedmont Office Realty Trust, Inc. litigation;

•	a revision to the “Risk Factors – Risks Associated with Debt Financing” and “Timberland Investments – Mahrt Timberland – Financing” sections of the prospectus;

•	the amendment and restatement of our distribution reinvestment plan;

•	the amendment and restatement of our independent directors compensation plan; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, as filed with the Securities and Exchange Commission on November 13, 2009.

Supplement No. 3 includes:

•	the status of our initial public offering;

•	the issuance and sale of additional shares of Series B preferred stock; and

•	a revision to the “Risk Factors – Risks Related to Our Corporate Structure” section of the prospectus.